Exhibit 21

Significant Subsidiaries

Name under
	State or other	which subsidiary
	jurisdiction of	conducts
Name of Subsidiary	incorporation	business
Isogen International, LLC	Delaware	Same
Innodata Isogen (Private) Limited	India	Same
Innodata XML Content Factory, Inc.	Philippines	Same
ESS Manufacturing Company, Inc.	Philippines	Same
Content Online Services, Inc.	Philippines	Same
Innodata Asia Holdings, Limited	Bermuda	Same
Innodata Isogen Lanka (Private) Limited	Sri Lanka	Same